

Mail Stop 3561

February 25, 2010

Elon Musk
Chief Executive Officer
Tesla Motors, Inc.
3500 Deer Creek Road
Palo Alto, California 94304

> **Re:** **Tesla Motors, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 29, 2010**
> **File No. 333-164593**

Dear Mr. Musk:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us whether you sell the equipment in the photo captioned "Charging the Roadster." If you do not, please remove this photograph. Clarify whether the Tesla Model S shown on page 93 is a prototype.

2. Your financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of your registration statement.

3.      Please provide a currently dated consent from your independent public accountant upon filing your amended registration statement.

Prospectus Summary, page 1

4.      Please revise the fourth paragraph to disclose approximately how long it takes to charge the Roadster at home.

5.      Please refer to the first bullet on page 4.  Please provide us the basis for this belief or omit it.  We are under the impression that both General Motors with its Volt and Ford with its various hybrid automobiles, not to mention Toyota and others, are aggressively pursing alternative fuel vehicle programs.

The Offering, page 8

6.      Per your disclosure, it appears that your company plans to effect a stock split prior to the commencement of this offering.  In this regard, please confirm that you intend to adjust your disclosure of outstanding shares and earnings per share throughout your filing to give retroactive effect to the planned stock split.  In addition, please provide a cross-referenced note, as appropriate, which discloses your retroactive treatment, explains the changes made, and states the date that the change became effective.  Refer to FASB ASC Topic 260-10-55-12 and SAB Topic 4:C for further guidance.

Risk Factors, page 13

7.      Please remove the statement that "The risks and uncertainties described below are not the only ones we face.  Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, also may become important factors that may adversely affect us and our prospects materially."  All material risks should be discussed in this section.  If risks are not deemed material then they should not be mentioned.

8.      Please add risk factors for the following risks or tell us why they are not necessary: the risk that either the reality or the perception that something to with electronic matters is responsible for the sudden acceleration problems experienced by Toyota will substantially reduce the potential market for all-electric automobiles; the risk that other kinds of energy, e.g., natural gas which reports have suggested is very abundant and inexpensive in North America, might replace batteries as the preferred alternative to gasoline; and the risk that the continuing depressed economic climate will significantly reduce the market for cars in your price range.

9.      We note that in the first risk factor you say that you have no operating history with respect to the Model S, have only recently begun the component procurement process, not completed the site selection process, finalized the design or completed the engineering, manufacturing or component supply plans for it. Yet you present an estimated price in the Summary. Please tell us how you are able to do this.

10.     In the third paragraph of the first risk factor, please revise to name the automobile manufacturer in the second sentence.

11.     We note your statement on page 15 that "recent reports have suggested that electric vehicles operated in colder temperatures may experience a reduced overall range as batteries may lose the ability to hold a charge more rapidly in cold weather." Please disclose any reasons you may have to believe that this is or will be true for your vehicles.

12.     Please revise the heading of the second risk factor on page 16 to include the information that customers may have difficulty shifting between different methods of braking. We suggest discussing the risk that because of the recent news concerning Toyota crashes purchasers may be less willing to purchase cars with such issues.

13.     Refer to the first risk factor on page 20. If possible, please quantify the sales made to persons with pre-existing relationships with the management team.

14.     Refer to the first full risk factor on page 31. For your sole suppliers, either affirmatively state that there are other alternative providers and that you can switch if necessary or name the sole supplier and the component. This disclosure may be in the Business section provided a cross-reference to it appears in this risk factor.

Use of Proceeds, page 53

15.     We note on page six and elsewhere that you have "a goal of establishing approximately 50 stores globally within the next several years." If applicable please discuss how the proceeds are to be allocated to this store expansion. If other funds are to be used for this purpose along with the proceeds of the offering, please indicate.

Selected Consolidated Financial Data, page 59

16.     Please revise your selected consolidated balance sheet data to include the disclosure of your pro forma balance sheet data as of September 30, 2009, or later

date as applicable.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 61

17.    We would encourage you to expand your "Overview" section to provide further
       insight into known material opportunities, challenges, risks, and material trends
       and uncertainties and discuss any actions being taken to address the same.  For
       example, here or in "Liquidity and Capital Resources," you might discuss
       Daimler's stated intent to produce all of its lithium-ion batteries by 2012 as part of
       a joint venture with Evonik Industries AG and the challenge this poses to
       powertrain sales.

Basis of Presentation
Automotive Sales, page 61

18.    Per your disclosure on page 87 of MD&A, you consider your company's vehicle
       reservation list to be an indicator of potential demand.  Per your disclosure on
       page 34 of the "Risk Factors" section of your filing, $15.2 million of your
       "refundable reservation payments" balance at September 30, 2009 appears to have
       related to undelivered Model S sedans, while only $9.3 million of the balance
       appears to have related to undelivered Tesla Roadsters.  Given that (i) reservation
       payments related to Model S sedans cannot be expected to be realized in the near
       term, (ii) the Tesla Roadster currently is your company's only commercialized
       electric vehicle, (iii) sales of the Tesla Roadster through September 30, 2009
       appear to have reflected a disproportionate amount of reservations placed prior to
       2009, which is not the expected trend for future periods, and (iv) your company
       typically requires the receipt of reservation payments for a vehicle prior to
       beginning a vehicle's production, we believe that expanding your MD&A to
       specifically disclose and analyze both (a) the portion of your refundable
       reservation payment balance that relates to Tesla Roadster units and (b) the
       number of Tesla Roadster units that have been reserved, as of each balance sheet
       date, may provide meaningful insight regarding your company's near term
       revenue prospects, changes in the number of unfulfilled reservations for the Tesla
       Roadster, and the current demand for the Tesla Roadster.  Please revise your
       MD&A disclosure accordingly, or advise.

Results of Operations
Costs of Sales and Gross Profit, page 76

19.    We note that you recognize various expenses in costs of sales in addition to direct
       costs of vehicles sold, such as accruals for warranty expense, inventory
       obsolescence charges, charges related to adverse purchase commitments, and
       delivery costs.  Please consider expanding your MD&A disclosure to quantify and

analyze the amounts of such costs to the extent material to your results of operations.

Liquidity and Capital Resources, page 80

20.     Per your disclosure on page 33 of the "Risk Factors" section of your filing, you have historically collected full payment for the purchase of a Tesla Roadster approximately three months prior to production.  However, per an Associated Press news article dated February 25, 2010, it appears that you plan to begin leasing your Tesla Roadsters to customers.  In this regard, please tell us and disclose whether your plan to offer vehicle leases is expected to impact your liquidity and capital resources.  In addition, tell us and disclose in your significant accounting policies how you plan to account for the leasing of your Tesla Roadsters.

Cash Flows from Operating Activities, page 82

21.     We note that your disclosure regarding your company's cash flows used in operating activities focuses primarily upon the discussion of the reconciling items presented in your statement of cash flows.  In this regard, we note that references to the line items presented in your statements of cash flows prepared using the indirect method may not provide a sufficient basis for a reader to analyze the changes in the actual sources and uses of your operating cash flows.  As such, we believe that you should expand or revise your disclosure to analyze your reported cash flows used I operations, and changes thereto, in terms of actual cash receipts and cash payments.  For example, we believe that your disclosure could be enhanced by disclosing and analyzing (i) the actual receipts of refundable reservation payments and (ii) actual expenditures for inventory for your comparative reporting periods, rather than referencing to the changes in the respective account balances between balance sheet dates.  Please revise your disclosure accordingly, or advise.  For further guidance, refer to Section IV.B of our interpretive release "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Business, page 89

22.     Please reconcile your disclosures throughout the section "Incumbent Automobile Manufacturers Face Significant Challenges as They Pursue the Electric Vehicle Opportunity" on pages 89 and 90 with your disclosures throughout the section "Competition" on pages 119 and 120.  For example, on page 89 you state that "incumbent automobile manufacturers face significant challenges that will continue to inhibit their ability to capitalize on the electric vehicle opportunity," yet you state on page 120 that your competitors "may be in a stronger position to

respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively." See also the disclosure found on page four.

23.     Additionally, please provide bases for the statements you make on page 89 and 90 regarding challenges faced by incumbent automobile manufacturers.

24.     We note your statement on page 117 that your battery packaging contains "trace amounts of various hazardous chemicals whose use, storage and disposal is regulated under federal law." If applicable, please disclose any costs or restrictions automobile owners may be subject to when disposing of battery packaging.

Management, page 122

25.     Please remove the qualitative statement regarding the "prestigious" Lexus RX350 found in the discussion of Gilbert Passin page 123.

Executive Compensation, page 129

26.     We note on page 133 that during the fourth quarter of 2009 you granted some stock options based upon performance reviews and some based upon overall contribution, "especially those with longer tenures with us." Please clarify which grants were made to each executive officer based on either performance reviews or overall contribution/tenure. Additionally, discuss how prior awards were considered in setting the amounts of grants.

27.     We note your disclosure on page 134 that "Base salaries for certain of our executive officers were increased during 2009 to award them for individual past performance." Please discuss how base salaries were structured and implemented to reflect each executive officers' individual performance, describing the elements of individual performance taken into account.

Certain Relationships and Related Party Transactions, page 150

28.     In the interest of clarity please revise the disclosures on pages 151 and 152. For each transaction involving a related person, please identify the related person, consideration paid, and securities received. For example the conversion price for each related person transaction is not clear from the Series E Preferred Stock table on page 151, and the related persons owning "certain notes and warrants" from the February 2008 Bridge Debt Financing are not immediately identifiable.

29.     Please name the "certain holders" with whom you have entered into investors'

rights agreements, as disclosed on page 154.

30.     Please tell us which exhibit is the first of the two strategic agreements discussed under that heading on page 153.

Description of Capital Stock, page 159

31.     We note the disclosure on page 159 that "All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable."  This is a legal conclusion that the company is not qualified to make.  Please attribute this to counsel and file counsel's consent to be named in this section.

Financial Statements
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-7

32.     Please refer to your disclosure on page 106 of the "Business" section of your filing.  We note that your company provides customers with the opportunity to purchase an "Extended Service Plan," which provides customers with additional warranty coverage after the expiration of their New Vehicle Limited Warranty.  In this regard, please expand your revenue recognition policy to discuss the manner in which you account for (i) the revenue generated from the sale of your Extended Service Plan and (ii) the costs incurred in connection with the services provided under your Extended Service Plan.  Your revised disclosure should specifically address the timing of revenue recognition, including when revenue is first recognized.  Similarly, tell us and disclose your revenue recognition policy for sales of the "battery replacement option," which is also described on page 106 of the "Business" section of your filing.  Furthermore, if the revenue generated from the sales of your Extended Service Plan and/or the sales of the "battery replacement option" becomes material in future periods, please consider whether the amount of such revenue should be separately disclosed in either your financial statements or the accompanying footnotes, pursuant to FASB ASC Topic 280-10-50-40.

Note 7. Convertible Notes Payable
December 2008 Convertible Notes Payable Facility, page F-23

33.     We note that in December 2008, February 2009, and March 2009, your company issued convertible notes payables under your December 2008 convertible notes payable facility.  Per your disclosure, it appears that the issued notes had an aggregate face value of approximately $40 million and were convertible into the

securities issued in your company's subsequent round of equity financing (i.e., Series E convertible preferred stock) at a conversion price equal to 40% of the share issuance price of the Series E convertible preferred stock. Given that (i) the share issuance price of your company's Series E convertible preferred stock was unknown at the time that the aforementioned convertible notes were issued and (ii) the notes were convertible at a substantial discount to the per share issuance price of the Series E convertible preferred stock, please explain to us in detail how you have accounted for the note issuance and the related conversion feature. In this regard, we note that your response should address your accounting treatment upon both the issuance of convertible notes and their conversion, as well as cite any accounting literature that you believe supports your accounting treatment. Furthermore, please expand your disclosure in both the notes to your financial statements and MD&A to discuss the financial statement impact of the note issuances and their subsequent conversions, or advise.

34.     We note that your company's December 2008 convertible notes payable facility permitted participants in your February 2008 convertible note offering to exchange the convertible notes and warrants that were purchased in February 2008 for December 2008 convertible notes, if certain conditions were met. In this regard, we note that holders of your company's February 2008 convertible notes exchanged February 2008 notes with an aggregate value of $35.9 million and warrants for the purchase of 7,406,457 shares of your company's Series D convertible preferred stock for $35.9 million of your company's December 2008 convertible notes. Based upon your disclosure in Note 8 to your financial statements, it appears you recognized gains related to the warrants extinguished in connection with the note exchange transactions. However, it is not clear how you accounted for the difference in the conversion terms of the December 2008 convertible notes payables received by investors and the February 2008 convertible notes payables surrendered by investors. In this regard, please explain to us in detail how you have accounted for the note exchanges, as well as the subsequent conversion of the newly issued December 2008 notes. As part of your response, cite any accounting literature that you believe supports your accounting treatment. In addition, please expand your disclosure in both the notes to your financial statements and MD&A to discuss the financial statement impact of the note exchanges and the subsequent note conversions, or advise.

Note 9. Common Stock
Early Exercise of Employee Options, page F-26

35.     We note that certain of your stock option grants have provided the option holder with the right to exercise unvested options in exchange for shares of restricted common stock. Please tell us the specific circumstances under which you allow for stock options to be exercised prior to their vesting. In addition, tell us whether

there have been circumstances in which you did not exercise your right to
repurchase unvested restricted shares upon the termination of an employee.

Note 10. Equity Incentive Plans, page F-26

36.     Please tell us why the number of options exercised during fiscal years 2007 and
2008, as disclosed in your table of summarized option activity, differs
significantly from the common share issuances upon the exercise of stock options,
as disclosed in your consolidated statement of convertible preferred stock and
stockholders' deficit for each respective period.

Note 12. Information about Geographic Areas, page F-33

37.     We note and acknowledge that as of September 30, 2009, your company was
comprised of one reportable segment, which designed, manufactured, and sold
electric vehicles.  However, we also note that you intend to develop advanced
electric vehicle powertrain components, which you plan to sell to other
automobile manufacturers.  Per your disclosure on page 3 of the "Prospectus
Summary" section of your filing, you began shipping battery packs and chargers
to Daimler AG in November of 2009, and you recognized your first revenue
attributable to the shipment of such products during the quarter ended December
31, 2009.  To the extent that you continue to develop your electric powertrain
component business, please consider whether you should begin to recognize such
operations a separate reportable segment.  Refer to FASB ASC Topic 280 for
guidance.  In addition, as your revenue generated from the sale of powetrain
components increases, please consider whether you should comply with the
reporting requirements of FASB ASC Topic 280-10-50-40.

Note 16.  Subsequent Events, page F-36

38.     Please disclose the exercise price of the warrants issued in connection with your
DOE Loan Facility.  In addition, please disclose the method and assumptions used
to determine the fair value of the related warrant liability that is recognized on
your balance sheet.

39.     We note that the vesting of 10,067,920 of the stock options granted to your
company's Chief Executive Officer is based entirely upon your company's ability
to attain four performance milestones.  In this regard, please revise your
disclosure to identify the specific milestones that must be achieved for those
option awards to vest.  In addition, given that the option awards vest based upon
the attainment of performance goals, rather than the passage of time, please tell us
the manner in which you plan to recognize the compensation expense attributable
to such awards.

Item 15. Recent Sales of Unregistered Securities, page II-2

40.     State the consideration provided for the warrants listed in the first three bullet points on page II-3.

41.     For the first and second bullet points listed under "Options and Common Stock Issuances" please separately list each material transaction.

* * * * *

        As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  In your responses, please include the page numbers of the amendment where we can find the changes.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·     the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3750 with any other questions.

Sincerely,


Max A. Webb
Assistant Director


cc: Mark B. Baudler, Esq
Fax: (650) 493-6811